                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                   OMB Number:   3235-0145
                                                   Expire:  October 31, 2002
                                                   Estimated average burden
                                                   hours per response....14.90
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                              Luxtec Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  550687 30 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

 Laurier W. Beaupre, Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston,
                           MA 02110  (617) 248-7860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 2, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 pages

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
 CUSIP No. 550687 30 5                               Page  2  of  12   Pages
         -----------------                                ---    ----
-----------------------------                      ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Coleman Swanson Hoffman Booth IV LP

      62-1728435

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      oo
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,129,289
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,129,289
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,129,289
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
 CUSIP No. 550687 30 5                               Page  3  of  12   Pages
         -----------------                                ---    ----
-----------------------------                      ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CSHB Ventures IV LP

      62-1728436

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      oo
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,129,289
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,129,289
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,129,289
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
 CUSIP No. 550687 30 5                               Page  4  of  12   Pages
         -----------------                                ---    ----
-----------------------------                      ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Larry H. Coleman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,129,289
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,129,289
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,129,289
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
 CUSIP No. 550687 30 5                               Page  5  of  12   Pages
         -----------------                                ---    ----
-----------------------------                      ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      W. David Swenson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,129,289
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,129,289
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,129,289
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
 CUSIP No. 550687 30 5                               Page  6  of  12   Pages
         -----------------                                ---    ----
-----------------------------                      ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      John T. Booth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,129,289
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,129,289
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,129,289
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 Schedule 13D

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Luxtec Corporation, a Massachusetts corporation (the "Issuer"), having its principal executive offices at 99 Hartwell Street, West Boylston, Massachusetts 01583.

Item 2.   Identity and Background.
          -----------------------

     (a) This statement is being filed by Coleman Swenson Hoffman Booth IV L.P. ("CSHB IV"); CSHB Ventures IV L.P. ("Ventures IV"), which is the sole general partner of CSHB IV; and Messrs. Larry H. Coleman, W. David Swenson and John T. Booth (collectively, the "General Partners"). The General Partners are the individual general partners of Ventures IV. CSHB IV, Ventures IV and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

     (b) The address of the principal business office of each of the Reporting Persons is 237 Second Avenue South, Franklin, TN 37064.

     (c) The principal business of CSHB IV is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Ventures IV is to act as the sole general partner of CSHB IV. The principal business of each of the General Partners is to act as a general partner of Ventures IV and as a principal of a number of affiliated entities with similar businesses.

     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of CSHB IV and Ventures IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On June 2, 1999, CSHB IV acquired 2,400,000 shares of the Series C Convertible Preferred Stock, $0.001 par value per share, of PrimeSource Surgical, Inc., a Delaware corporation ("PrimeSource"). On August 22, 2000, CSHB IV acquired 600,000 shares of the Series C-2 Convertible Preferred Stock, $.001 par value per share, of PrimeSource. The working capital of CSHB IV was the source of the funds for each purchase. No part of either purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

     Effective as of March 2, 2001 (the "Effective Date"), each of the above-referenced shares was converted into .02976732 shares of the Series C Convertible Preferred Stock (the "Series C"), $1.00 par value per share, of the Issuer pursuant to an Agreement and Plan of Merger, dated as of November 27, 2000, by and among the Issuer, PrimeSource and Laser Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, as amended (the "Merger Agreement"). As a result of such conversion, CSHB IV acquired, in aggregate, 89,301.96 shares of the Series C. Each share of the Series C is convertible into 25 shares of Common Stock at the discretion of its holder after the Issuer amends is Articles of Organization to increase its authorized shares of Common Stock to 50,000,000 shares.

                               Page 7 of 12 pages

Accordingly, and subject to the foregoing and certain other limitations, and adjustments, CSHB IV may convert its shares of Series C in to 2,232,549 shares of Common Stock in aggregate.

     On January 23, 2001, CSHB IV acquired 800,000 shares of the Series C-3 Exchangeable Preferred Stock (the "PrimeSource C-3"), $.001 par value per share, of PrimeSource and a warrant (the "Warrant") to purchase up to 400,000 shares of the Common Stock of PrimeSource, $.001 par value per share (the "PrimeSource Common"), with the exact number of shares dependent upon the date that the Issuer completes a qualifying equity financing. The working capital of CSHB IV was the source of the funds for such purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares, the Warrant or the shares underlying the Warrant.

     Effective as of the Effective Date and pursuant to the Merger Agreement, each share of the PrimeSource Series C-3 was converted into .003720915 shares of the Series D Exchangeable Preferred Stock (the "Series D"), $1.00 par value per share, of the Issuer. As a result of such conversion, CSHB IV acquired, in aggregate, 2,976.732 shares of the Series D. Each share of Series D is exchangeable into one share of future preferred stock that will be convertible, subject to certain limitations and adjustments, into 200 shares of Common Stock Accordingly, and subject to the foregoing, CSHB IV may at some time in the future convert its shares of the Series D in and to 595,346 shares of Common Stock. Effective as of the Effective Date and pursuant to the Merger Agreement, the Issuer assumed the Warrant, which became a Warrant to purchase up to 297,673 shares of Common Stock.

     In addition, on July 1, 2000, PrimeSource granted to CSHB IV an option (the "Option") to purchase 5,000 shares of PrimeSource Common. Effective as of the Effective Date and pursuant to the Merger Agreement, the Issuer assumed the Option, which became an option to purchase 3,721 shares of Common Stock.

     If all shares of the Series C and Series D owned by CSHB IV were converted into Common Stock, the Option was exercised in full and the Warrant was exercised in full for the greatest number of possible shares, CSHB IV would own 3,129,289 shares of Common Stock, or 14.1% of the outstanding shares of Common Stock (calculated on an as-converted, fully diluted basis).

Item 4.   Purpose of Transaction.
          ----------------------

     CSHB IV acquired the 89,301.96 shares of Series C and 2,976.732 shares of Series D (and shares of Common Stock issuable upon conversion thereof) and may acquire up to 297,673 shares of Common Stock issuable upon exercise of the Warrant and 3,721 shares of Common Stock issuable upon exercise of the Option (collectively, the "Record Shares") for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, CSHB IV may dispose of or acquire additional securities of the Issuer in the open market. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) CSHB IV is the record owner of the Record Shares. As the sole general partner of CSHB IV, Ventures IV may be deemed to own beneficially all the Record Shares. As the individual general

                               Page 8 of 12 pages
          partners of Ventures IV, each of the General Partners also may be deemed to own beneficially all the Record Shares.

          Each Reporting Person may be deemed to own beneficially 14.1% of the Common Stock, which percentage is calculated based upon common stock outstanding on an as-converted, fully diluted basis. Each of the Reporting Persons, except CSHB IV, disclaims beneficial ownership of the Record Shares, except to the extent of his or its pecuniary interest therein, if any.

     (b)  Regarding the number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 0 shares for each Reporting Person.

          (ii)   shared power to vote or to direct the vote:

                 3,129,289 shares for each Reporting Person.

          (iii)  sole power to dispose or to direct the disposition:

                 0 shares for each Reporting Person.

          (iv)   shared power to dispose or to direct the disposition:

                 3,129,289 shares for each Reporting Person.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

          Pursuant to the Articles of Organization of the Issuer, a Co-Sale Agreement among the Issuer, CSHB IV and others and a Registration Rights Agreement among the Issuer, CSHB IV and others, CSHB IV has, under certain circumstances, (i) certain rights related to registration of the Common Stock when issued, (ii) certain rights of consent and notification in connection with certain sales of securities, acquisitions, asset sales, grants of license and other corporate events of the Issuer and (iii) certain rights of participation in future issuances of securities by the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

                               Page 9 of 12 pages

     Exhibit 2 - Powers of Attorney regarding Schedule 13D and 13G filings.

     Exhibit 3 - Agreement and Plan of Merger, dated as of November 27, 2000, by and among Luxtec Corporation, PrimeSource Surgical, Inc. and Laser Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Luxtec Corporation. Incorporated by reference from Exhibit 2.1 to Form 8-K filed by Luxtec Corporation (File No. 0-149612741310) on November 30, 2000.

     Exhibit 4 - Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 8, 2001, by and among Luxtec Corporation, PrimeSource Surgical, Inc. and Laser Merger Sub, Inc.

     Exhibit 5 - Vote of Directors establishing the Luxtec Corporation Series C
                 Convertible Preferred Stock, dated as of February 27, 2001.

     Exhibit 6 - Vote of Directors establishing the Luxtec Corporation Series D
                 Convertible Preferred Stock, dated as of February 27, 2001.

     Exhibit 7 - Co-Sale Agreement, dated as of March 2, 2001, by and among
                 Luxtec Corporation and certain stockholders of Luxtec Corporation.

     Exhibit 8 - Registration Rights Agreement, dated as of March 2, 2001, by and among Luxtec Corporation and certain stockholders of Luxtec Corporation.

     Exhibit 9 - Warrant Agreement, dated as of January 23, 2001, by and among
                 PrimeSource Surgical, Inc. and Coleman Swenson Hoffman Booth IV L.P.

                              Page 10 of 12 pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2001

COLEMAN SWENSON HOFFMAN BOOTH IV L.P.

By:  CSHB Ventures IV L.P.
     General Partner


     By:  /s/ Larry H. Coleman
          ----------------------------
          Larry H. Coleman
          General Partner

CSHB VENTURES IV L.P.


By:  /s/ Larry S. Coleman
     ---------------------------------
     Larry H. Coleman
     General Partner

/s/ Larry H. Coleman
--------------------------------------
Larry H. Coleman

     *
--------------------------------------
W. David Swenson

     *
--------------------------------------
John T. Booth

                                                  /s/ Larry H. Coleman
                                                  ---------------------------
                                                  Larry H. Coleman
                                                  on his own behalf and as
                                                  attorney-in-fact

__________________________________________________________________________

*This Schedule 13D was executed by Larry H. Coleman pursuant to Powers of Attorney filed with the Securities and Exchange Commission, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

                              Page 11 of 12 pages

                                 EXHIBIT INDEX

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 - Powers of Attorney regarding Schedule 13D and 13G filings.

     Exhibit 3 - Agreement and Plan of Merger, dated as of November 27, 2000, by and among Luxtec Corporation, PrimeSource Surgical, Inc. and Laser Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Luxtec Corporation. Incorporated by reference from Exhibit 2.1 to Form 8-K filed by Luxtec Corporation (File No. 0-149612741310) on November 30, 2000.

     Exhibit 4 - Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 8, 2001, by and among Luxtec Corporation, PrimeSource Surgical, Inc. and Laser Merger Sub, Inc.

     Exhibit 5 - Vote of Directors establishing the Luxtec Corporation Series C
                 Convertible Preferred Stock, dated as of February 27, 2001.

     Exhibit 6 - Vote of Directors establishing the Luxtec Corporation Series D
                 Convertible Preferred Stock, dated as of February 27, 2001.

     Exhibit 7 - Co-Sale Agreement, dated as of March 2, 2001, by and among
                 Luxtec Corporation and certain stockholders of Luxtec Corporation.

     Exhibit 8 - Registration Rights Agreement, dated as of March 2, 2001, by and among Luxtec Corporation and certain stockholders of Luxtec Corporation.

     Exhibit 9 - Warrant Agreement, dated as of January 23, 2001, by and among
                 PrimeSource Surgical, Inc. and Coleman Swenson Hoffman Booth IV L.P.
                              Page 12 of 12 pages